January 31, 2007

Ms. Suzanne Hayes

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digital Ally, Inc.

File 333-138025

Form SB-2

Filed October 16, 2006

Dear Ms. Hayes:

We have reviewed your November 13, 2006 comment letter (the “Comment Letter”) regarding the Form SB-2 (the “SB-2”) of Digital Ally, Inc. (the “Registrant”) filed on October 16, 2006. On behalf of the Registrant, we submit this response letter along with Amendment No. 1 to the SB-2. The SB-2 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below and is underlined, followed by our response.

General

1.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the SB-2 in accordance with the Staff’s instructions.

2.	In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

In response to the Staff’s comment, the Company has prepared this response letter in accordance with the Staff’s instructions.

3.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

In response to the Staff’s comment, the Company will not be including graphic, visual or photgraphic information within the printed prospectus.

Mr. Stanton Ross

January 31, 2007

4.	On page 46, you have indicated that there is an inactive market for your stock. When there is no active market for a company’s stock, you must include a fixed price at which the securities will be offered for sale until a market develops for the stock. Please revise your disclosure to include a fixed price for the sale. You may state that the securities may sell at the market price once a market develops.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the SB-2 accordingly.

5.	We note you have included the 415 undertakings pursuant to Item 512 of Regulation S-K. If it is your intention to offer the securities on a continuous basis, please include a 415 box on the cover page and check it. In addition, given the nature and size of the transaction being registered, advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

In response to the Staff’s comment, the Company has revised the cover page of Amendment No. 1 to the SB-2 accordingly. The Company is eligible to offer its Common Stock on a continuous basis under Rule 415(a)(1)(i) and (iii). The Company is registering the resale of 5,759,000 shares of its Common Stock that it sold in two separate private placements to accredited investors in 2005 and 2006. From February to September 2005, it sold 4,700,000 shares of Common Stock at $1.00 per share, which was fully paid in the offering. From May to September 2006, it sold 959,000 units at $1.75 per unit, which was fully paid in the offering. Each unit consists of one share of Common Stock and one-fourth of a Common Stock Purchase Warrant. See Item 26, “Recent Sales of Unregistered Securities.” The Company committed to the investors in both private placements to file a registration statement covering the resale of the Common Stock and the issuance of the Common Stock underlying the Warrants.

The Company is also registering 994,750 shares of Common Stock issuable upon the exercise of outstanding warrants and options.

6.	You state on pages 1 and 30 that you were originally incorporated on December 13, 2000. On page 3 you state that you were formed on May 16, 2003. Please revise your filing to clarify the discrepancy.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

Incorporation by reference

7.	It does not appear that you are incorporating any documents by reference. Please consider whether you need to include this section in the filing.

In response to the Staff’s comment, the Company has revised the SB-2 accordingly.

Prospectus Summary, page 1

8.	Please eliminate the use of the acronyms DVF, DVM, DVSC and OEM. These acronyms make your disclosure harder to follow than if you use the terms digital video flashlight, digital video rear view mirror, etc.

In response to the Staff’s comment, the Company has revised the disclosure throughout the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

9.	Please expand your disclosure to disclose and quantify your history of losses and your accumulated deficit as of September 30, 2006.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the SB-2 accordingly.

Risk Factors, page 3

We have a history of operating losses, page 3

10.	Please provide your accumulated deficit as of September 30, 2006.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

11.	Please explain “the problems, expenses, delays and complications associated with a new business.”

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

Our auditors have expressed a going concern opinion, page 3

12.	Please revise to discuss the consequences of receiving a going concern opinion. At a minimum, the discussion should address potential difficulty raising funds and the effect the opinion may have for investors who want to sell their shares.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

It is uncertain whether we will need additional financing…, page 3

13.	If there is any possibility that the company may seek debt financing, please disclose this fact and consider the risk factors that may be associated with debt financing, such as restrictive comments.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

14.	Quantify the amount of funds you expect to need to continue your operations for the next twelve months.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

If we are unable to compete…, page 5

15.	Please disclose who your primary competitors are and describe any specific competitive advantages they have relative to your company.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the SB-2 accordingly.

Defects in our products, page 6

16.	Please disclose any facts or circumstances that might lead to product defects and the risks you are describing in this risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the SB-2 accordingly.

17.	Please state the limitations of your product liability insurance.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 6 of the SB-2 accordingly.

18.	If Mr. Stanton or Mr. Haler has plans to leave the company, please disclose this fact in the risk factor.

In response to the Staff’s comment, the Company is not aware of any present intent on the part of either Mr. Stanton Ross or Mr. Haler to leave the Company.

We are dependent on manufacturers and suppliers, page 7

19.	If you are substantially dependent on any of agreements with the manufacturers or suppliers referenced in this section, please identify that party by name, file your agreement with that party as an exhibit to the registration statement and include a description of all material terms in the Business section. If you believe you are not substantially dependent on these agreements, please explain to us the basis for your determination.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

We are uncertain of our ability to protect technology through patents, page 7

20.	Is the critical technology that you reference the technology that you license from Ingenient? If it is a different license agreement, please identify the licensing party, file the agreement as an exhibit and revise the business section to include a discussion of the material terms of the agreement.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the SB-2 accordingly.

21.	Please describe the potential consequences if patents relating to your existing technology are not granted.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the SB-2 accordingly.

Risks related to our license agreement, page 8

22.	Please file the Ingenient agreement as an exhibit to the registration statement.

In response to the Staff’s comment, the Company is filing the Ingenient agreements as exhibits to Amendment No. 1 to the SB-2.

We have not completed our trademark registration, page 8

23.	Please describe the risks posed by being precluded from using your trademark.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the SB-2 accordingly.

There are economic and general risks…, page 9

24.	Risk factors should relate to specified risks faced by the company. General business risks do not constitute proper risk factors. Please delete this risk factor.

In response to the Staff’s comment, the Company has deleted the risk factor on page 9 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

There is a limited market for your shares and you may not be able to sell them, page 9

25.	We note your statement that you expect the SEC to scrutinize our registration statements because of the relatively early stage of development of our business compared to most public companies. Please revise to clarify that the fact that the SEC has reviewed a filing does not ensure a filing is more accurate than a filing that was not reviewed. The level of SEC does not ensure any additional accuracy. The disclosure continues to be your responsibility regardless of the level of review.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the SB-2 accordingly.

Because our common stock is considered a “penny stock,” my investment in the Units is considered to be a high risk investment…, page 10

26.	Since you are registering the resale of common stock, as opposed to units, please revise the disclosure to refer to an investment in common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the SB-2 accordingly.

We have a limited public market…, page 10

27.	We note your statement that your common stock has “qualified” for trading through the pink sheets. Please revise to eliminate the use of the word “qualified” as it implies that there are listing requirements that you have met.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the SB-2 accordingly.

We have never paid dividends…, page 11

28.	Please describe the risks posed by the fact that you may not pay dividends.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the SB-2 accordingly.

Determination of Offering Price, page 13

29.	As you are required to set an offering price, this section should be revised to include the information required by Item 505 of Regulation S-B.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

Selling Stockholders, page 14

30.	For each nonpublic entity that is a selling stockholder, disclose the natural person(s) with voting and dispositive power over the securities.

In response to the Staff’s comment:

Non-public Entity:	Natural Person
Aeratus, LLC	Curt Kramer
Ashcroft Group, LLC	John D. Ashcroft
Aspen Enterprises LLC	Donald L. Myers
Robert E. Badding Revocable Living Trust UA 2/22/01	Robert E. Badding
William P. Bingham, Sr. Living Trust	William P. Bingham
Brady Energy Corp	Ray Reeves
Frances M. Brocato, Trustee Frances M. Brocato Trust	Frances M. Brocato
The Donald John Casey Family TR DTD 12/29/83	Donald John Casey
Casey/Osler Limited Partnership	Donald Casey
RBC Dain Raucher FBO Donald E. Clark IRA	Donald E. Clark
Claypoole Capital, LLC(2)	Christian J. Hoffmann
CMA Fund, Inc.	Tray Thomas
Coal Creek Energy LLC	John Loeffelbein
CSC Consulting Group, Inc	Steve Cochennet
Daniels & Kaplan, P.C	Elliot Kaplan
The Delray Trust, Raymond L. Bradley, Trustee	Raymond L. Bradley
Raymond Bradley, Trustee The Delray Trust UA DTD 4/27/94	Raymond L. Bradley
RBC Dain Raucher FBO Angie Marie Depew IRA	Marie Depew
RBC Dain Raucher FBO Mark Depew IRA	Mark Depew
William J. Felsenthal IRA, FCC as Custodian	William J. Felsenthal
Graeme Family A Partnership	William Graeme
Robert K. Green Trust	Robert K. Green
Michael and Susan Herman Community Property Living Trust	Michael Herman
Charles E. Hikes III Living Trust	Charles E. Hikes
Hyland Real Estate Investment Group LLC	Tim Hyland
Amy Hyman Roth IRA FCC as Custodian	Amy Hyman
Reid S. Johnson Family Trust 9/1/02	Reid S. Johnson
Debus & Kazan Defined Benefit Plan	Larry Debus
Roy & Linda Kite, Co-trustees of the Kite Family Trust	Roy Kite
Mable Trust RA Manogue, Trustee	Bob Manogue
Mallard Management, Inc.	James Loeffelbein
Moloney Securities	E.J. Moloney
Daniel J. Manucci IRA First Clearing as Custodian	Daniel J. Manucci
McBride Construction Company Inc.	Steven McBride
Mercedes Group Limited Partnership	Marlene Huls
Guarantee & Trust Co. R/F James G. Michaels IRA 1/30/01	James G. Michaels
Robert E. Milstead and Jane S. Milstead JTWROS	Robert E. Milstead
James J. Minder R/O IRA FCC as Custodian	James J. Minder
Oppenheimer Family Trust DTD 6/13/96	Randy W. Oppenheimer
Riechhoff Family Partnership	Robin Hamilton
Roamin Korp, Inc.	Robert Kite
Romanin Revocable TR UA 7/15/04	Robert D. Romanin
Robert D. Romanin SLB Flex Profit Sharing Plan	Robert D. Romanin
Robert D. Romanin SLB Flex Prototype MP Plan FBO	Robert D. Romanin

Mr. Stanton Ross

January 31, 2007

Non-public Entity:	Natural Person
Sr Ryan Family Trust, Sean R. Ryan, Trustee	Sean Ryan
Kent P. Saba PC	Kent P. Saba
Sandpiper Synergies L.P.	Rodger Moody
Kay S. Silverman Revocable Trust	Kay S. Silverman
Source Capital Group, Inc.	Bruce Ryan
Rudolph L. Suhl Living Trust UA DTD 6/28/04	Rudoplh L. Suhl
Sunshine Wire & Cable Inc. Defined Benefit Plan & Trust	Ira Gaines
Vexler LLP	Russ Ritchie
Bonnie M. Wattman Revocable Trust UA DTD 3/1/95	Bonnie M. Wattman
Kathleen Diane Wheet Roth IRA, FCC as Custodian	Kathleen Diane Wheet
Jordan Widdes Roth IRA FCC as Custodian	Jordan Widdles
Zemel Family Trust	Barry Zemel

31.	Briefly describe how the selling securityholders obtained their securities.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the SB-2 accordingly.

32.	If any of your selling shareholders are broker dealers, please revise to identify them as broker dealers and underwriters. The only exception to this requirement is if the selling shareholder received the shares as underwriting compensation. If any of the selling shareholders are affiliates of broker dealers, identify them as such and revise to state that these selling shareholders purchased the shares in the ordinary course of business without view to directly or indirectly distribute the shares. If you are unable to make this representation, the affiliates of broker dealers must also be identified as underwriters.

In response to the Staff’s comment, Source Capital Group, Inc. (“SCG”) acted as the Company’s placement agent in the two separate private placements completed by the Company in 2005 and 2006, and received warrants to purchase shares of our common stock as compensation for their services, in addition to receiving commissions. SCG assigned a portion of its warrants in the Company to the following individuals: John P. Boesel, III, Joseph Blankenship, Kent Casey and Richard Kelly. Maloney Securities (“Maloney”) was a member of the selling group in both private placements. Mr. Mark Depew is an affiliate of Maloney.

Directors, Executive Officers, Promoters and Control Persons, page 20

33.	It appears that Mr. Ross is currently your CEO and President of Infinity. Please revise to disclose the amount of time he devotes to your company. Please consider whether his inability to focus all his attention on your business constitutes a risk that should be discussed in the “Risk Factor” section.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

Business

Original Equipment Manufacturers, page 33

34.	Are there any currently available products that incorporate your technology? If there are, please identify them. Do you have any agreements to license your technology to other parties who will incorporate it into their own products?

In response to the Staff’s comment, we currently produce two products that incorporate our technology: the DVM-500 Digital Video Mirror In-Car Video System and the DVF-500 Digital Video Flashlight. We do not currently have agreements with any other entities for the incorporation of our technology into their products.

Market and Industry Overview, page 33

35.	Where you include statistics or figures in the registration statement, please disclose the source of your information and provide us with copies of the documents that you cite. Examples of statistics that should be supported include the following:

•	According to the Department of Justice, there are almost 14 million arrests each year, with approximately 10%, or 1.4 million of those arrests for DWI, p. 33

•	There are approximately 18,000 law enforcement agencies in the US…who employ over two million guards, p. 34

•	Smaller departments with 20 or fewer officers account for…, p. 34

•	There are 10,000 private security agencies…, p. 34

•	Smaller departments with 20 or fewer officers…, p. 34

•	In 2003, over $90 billion was spent with private security…, p. 34

The list set forth above is an illustrative, and not exhaustive, list of statements that should be supported. Please review the entire registration statement and provide support for all similar statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the SB-2 accordingly.

License arrangements, page 35

36.	Please revise to describe any early termination provisions or minimum royalty requirements, if any.

In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

Intellectual Property, page 36

37.	Please revise to identify the party that licenses the critical technology to you.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the SB-2 accordingly.

Management’s Discussion and Analysis or Plan of Operation, page 37

Operating Expenses, Research and Development Expenses, page 37

38.	Please refer to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII - Industry Specific Issues - Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov.divisions/corpfin/cfcrq032001.htm.

Please disclose the following information for each of your major active research and development project(s).

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

•	The period in which material net cash inflows from significant projects are expected to commence.

To the extent that information requested above is not known or estimable, disclose that fact and the reason why it is not known.

In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 38 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

Liquidity and Capital Resources, pages 39 and 41

39.	Please expand your discussion to address material changes in the underlying drivers such as whom the actual usages and sources of cash existed especially in your discussion of operating cash flows during the years presented. In doing so, please ensure that you are not merely describing items identified on the face of the statement of cash flows. Refer to the guidance provided in our release, “Interpretation: Commission Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations” particularly Item D of that release. You can find this release on our website at http://www.sec.gov/rules/interp/33-8350.htm

In response to the Staff’s comment, the Company has revised the disclosure on pages 39 and 41 of the SB-2 accordingly.

40.	We note your statement that you need to attain your revenue and profit margin goals or raise additional working capital through additional offerings of equity in order to continue to implement your business plan and finance your expected level of sales. Please revise to describe your revenue and profit margin goals and how much working capital you would need to raise if you are not able to attain these goals.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the SB-2 accordingly.

Critical Accounting Policies, page 42

41.	We note that the company reiterated the policy notes included in the financial statements. Please note that Critical Accounting Polices should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please revise your disclosure to provide the company’s analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, and the potential impact on your financial statements of the variability that is reasonably likely to result from their application over time. Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management’s Discussion and Analysis. See Release 33-8350.

In response to the Staff’s comment, with the Company transforming from a development stage company to an operating company during the second quarter of 2006, we believe that there are no estimates subject to a material change in the financial statements as of September 30, 2006 due to our limited operating activities to date. As the Company increases our operating activities, we will consider accounting for estimates in future filings as such estimates become relevant to our operating activities.

Mr. Stanton Ross

January 31, 2007

Stock-Base Compensations, pages 43-44

42.	In addition to stating that you establish the fair value of stock warrants issued to non-employees in accordance with SFAS No. 123, describe specifically how and when the cost of issuing such stock warrants is recognized and how fair value is established. Based on your disclosures included in Note 7 on page FA-12 and in Note 8 on page FB-12 it appears that stock options issued to non-employees are partially expensed and partially capitalized. Supplementally, in your response, include references to the specific paragraphs within the accounting literature which you relied upon that support the accounting for the issuance of stock options granted to non-employees.

In response to the Staff’s comment, we have added to Note 8 of the December 31, 2005 financial statements that the fair value of the stock options issued to non-employees is recorded at fair value using the Black- Scholes pricing model. The Black-Scholes pricing model incorporated the following assumptions: three years until exercised; a discount rate of 2.78% (risk free interest rate); $0 expected dividends and no forfeitures. The value of these items have been expensed or accounted for as prepaid expenses for services not yet rendered. If capitalized, the amounts are expensed over the period the related service is provided. We followed the accounting guidance in SFAS 123, paragraphs 8, 10, 16 through 44.

43.	The table that presents the pro-forma SFAS 123 disclosures on page 44 is for the six-month period ended June 30, 2005. Please update the table for the six-months ended June 30, 2006.

In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 44 of the SB-2 accordingly. The table will reflect the nine months ended September 30, 2006 as the Amendment No. 1 to the SB-2 will include interim financial statements through the nine months ended September 30, 2006.

Certain Relationships and related transactions, p. 45

44.	Item 601(b)(10) requires that you file all agreements listed in this section as exhibits to the registration statement. While the Acme note appears to have been filed, we could not locate the other documents listed in this section. Please file them as exhibits to the registration statement.

In response to the Staff’s comment, the Company has attached the relevant agreements as exhibits to the SB-2. As noted in the revised text, Charles A. Ross, Jr. received advances from the Company during 2004 totaling $100,000. The Company documented the advances and Mr. Ross’s return of 300,000 shares of common stock in payment of the advances by a journal entry.

45.	Please identify your shareholders who control Acme Resources.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the SB-2 accordingly.

Mr. Stanton Ross

January 31, 2007

Market for our Common Stock and Related Stockholder Matters, page 46

46.	We note your statement that there are no securities and no debt convertible into your common stock. In light of the $500,000 convertible note, this statement does not appear to be accurate. Please advise to revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the SB-2 accordingly.

Financial Statements at June 30, 2006, unaudited

47.	Please update the unaudited financial statements and related disclosures based on the comments related to the audited financial statements as at December 31, 2005 as applicable.

In response to the Staff’s comment, the Company has updated the financial statements in the SB-2 accordingly. The Amendment No. 1 to the SB-2 includes September 30, 2006 interim financial statements and includes related disclosures based upon comments related to the December 31, 2005 audited financial statements, as applicable.

48.	Please include a subsequent event footnote disclosure about the private placements subsequent to June 30, 2006. According to your disclosures included in the liquidity and capital resources section on page 39 you raised $1,678,250 in private placements through September 2006. The statements of equity on page FA-3 presents $1,208,323 net proceeds received from private placements through June 30, 2006. Please reconcile the difference.

In response to the Staff’s comment, the Company has revised the disclosure in the liquidity and capital resources section of the SB-2. The revised disclosure indicates that the Company raised a total of $1,557,757 in private placements, net of offering costs. That amount ties to the statements of stockholders’ equity on page FA-3, as Amendment No. 1 to the SB-2 includes interim financial statements through September 30, 2006, while the statement of stockholders’ equity in the original SB-2 included interim financial statements through June 30, 2006. These two amounts now agree, as the second private placement was completed in September, 2006.

Note 7, Stock Based Compensation, page FA-9

49.	On page FA-12 you state no options were granted during the first quarter of 2006, please update this disclosure through the latest period presented.

In response to the Staff’s comment, the Company has revised the disclosure on page FA-12 of the SB-2 accordingly. The statement that “No options were granted during the first quarter of 2006” should have read “No options were granted during the first six months of 2006.” Amendment No. 1 to the SB-2 includes interim financial statements through September 30,

Mr. Stanton Ross

January 31, 2007

2006, while the original SB-2 included interim financial statements through June 30, 2006. Amendment No. 1 to the SB-2 will have the related disclosures updated through September 30, 2006 as well.

50.	We refer to your summary of options outstanding on page FA-13. In the table for the six-months ended June 30, 2006 you include a weighted exercise price but no corresponding options granted. Please revise. In addition, if no options were granted during the six-months ended June 30, 2006 it is unclear why the weighted average exercise price at the end of the period would change from $1.09 to $1.07. Please revise this inconsistency.

In response to the Staff’s comment, the Company has revised the disclosure on pages FA-13 and FA-14 of the SB-2 accordingly. The $1.09 price in the “Granted” column for the six month period ended June 30, 2006 was incorrectly typed on that line. The “Granted” column for the six month period ended June 30, 2006 should have read “-—” as no options were granted during the first six months of 2006. In addition, the “$1.07” listed as the weighted average exercise price at the end of the period was a misprint. The correct amount should have read “$1.09.” We will correct this inconsistency in Amendment No. 1 to the SB-2. Amendment No. 1 to the SB-2 will include interim financial statements through September 30, 2006 and this table will reflect activity through September 30, 2006 as well.

Financial Statements at December 31, 2005, unaudited

Note 1, Nature of Business and Significant Accounting Policies, page FB-6

51.	Please disclose the nature of the expenses capitalized under “Prepaid Expenses.”

In response to the Staff’s comment, the Company has revised the disclosure on page FB-6 of the SB-2 accordingly. Prepaid expenses consist of amounts for professional services agreements for which the service period is one year. These amounts will be amortized to expense over the service period by the straight line method. Prepaid expenses also include upfront payments for which the service has not yet been received. The amounts will be expensed as the service is provided.

Note 2, Note Payable, page FB-9

52.	Please expand your disclosures to discuss how you allocated the proceeds from the issuance of the note payable. Discuss the significant assumptions underlying the allocation, and how you considered whether a beneficial conversion feature exists. Please explain how your accounting for this feature complied with EITF 98-5 and 00-27. In this regard, please tell us how you determined the conversion price and how it compared to the fait value of your common stock.

In response to the Staff’s comment, the Company has revised the disclosure on page FB-9 of the amended SB-2 accordingly. The Company has determined if a beneficial conversion interest existed in the note payable using EITF 98-5 “Accounting for Convertible Securities with

Mr. Stanton Ross

January 31, 2007

Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”. Paragraph 5 of EITF 98-5 states that “The embedded beneficial conversion feature should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in-capital. That amount should be calculated at the commitment date (footnote 2) as the difference between the conversion price and the fair value (footnote 3) of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible (intrinsic value).” Footnote 3 related to paragraph 5 states “The fair value is the amount at which the common stock and/or other securities could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement, if available. That quoted price should not be adjusted to reflect transferability restrictions, large block factors, avoided underwriter’s fees, or time value discounts. If a quoted market price is not available, the estimate of fair value should be used based on the best information available in the circumstances.”

Paragraph 5 of 00-27 states “The task force reached a consensus that the effective conversion price based upon proceeds received should be used for or allocated to the convertible instrument should be used to compute the intrinsic value, if any, of the embedded option.

The Company did not have quoted market prices based upon an active market. We based the fair value of the conversion feature on the price of the stock that new stockholders were paying per share to invest in the Company. That price was $0.75 per share of common stock. New stockholders were paying $0.75 per share of common stock before and after the date the Company entered into this note agreement. The Company first allocated $125,000 (166,667 shares of common stock multiplied by $0.75) to the shares of common stock the lender received for entering into this agreement. To determine if there was any beneficial conversion features, the Company then took the amount allocated to debt $375,000 ($500,000 less $125,000) and divided that by the amount of shares to be received if the debt was converted into common stock (500,000 shares). That computed to a value of $0.75 per share. Based upon the fact that these two amounts were equal, we determined that the debt agreement did not contain a beneficial conversion interest.

Note 7, Merger, page FB-11

53.	Please provide us your analysis of the merger between Vegas Petra, Inc. and Digital Ally, Inc under paragraph 17 of SFAS 141 and revise your disclosures as appropriate. Your analysis should include references to any other accounting guidance used as applicable.

In response to the Staff’s comment, here is our analysis of the merger between Vegas Petra, Inc. and Digital Ally, Inc. under paragraph 17 of SFAS 141:

•	Paragraph 17a. Prior to the merger, the existing company, Digital Ally, Inc., obtained 5,000,000 shares of the common stock of Vegas Petra, Inc. At the time of the merger, the existing stockholders of Vegas Petra, Inc. held 2,500,027 shares. Thus, the stockholders of Digital Ally, Inc. held 66.7% of the outstanding shares of common stock of Vegas Petra, Inc. at the time of the merger.

Mr. Stanton Ross

January 31, 2007

•	Paragraph 17b. – The management of Digital Ally, Inc. had the largest minority ownership percentage of any stockholder group of Vegas Petra, Inc.

•	Paragraph 17c – The stockholders of Digital Ally, Inc. made up the Board of Directors of the merged entity.

•	Paragraph 17d – The senior management team of the newly merged entity was composed entirely of members of the existing senior management of Digital Ally, Inc.

•	Paragraph 17e – Prior to the merger, Vegas Petra, Inc. was a public shell company with no assets or liabilities or operations since its inception. Digital Ally, Inc. stockholders paid a premium over the market value to acquire Vegas Petra, Inc.

Based on the above, Digital Ally, Inc. was the acquiring entity for reporting purposes even though Vegas Petra, Inc. was the entity issuing the shares of common stock. As Vegas Petra, Inc. was a public shell with no operations since its inception and no assets and liabilities, the Company has accounted for this merger as a reverse acquisition at historical cost in accordance with the guidance provided in the Staff Accounting Bulletin No. 48.

Note 8, Stock Based Options and Warrants, page FB-13

54.	Please assure your disclosure describes how you allocated the proceeds between the common stock and the common stock purchase warrants issued as part of the units placed. Quantify and discuss any significant assumptions underlying your allocation. Please elaborate on the conditions under which the warrants issued as part of the units placed may be redeemed, at whose option, and the medium of payment.

In response to the Staff’s comment, the 470,000 of Broker’s warrants were given to the placement agents as further compensation for finding willing investors for the Company’s private placements. The new investors did not receive any of these Broker’s warrants. There was no allocation of the private placement proceeds as the issuance of Broker’s warrants were to the agents, not to the new investors, as a “commission” to the agents for finding new investors for the Company. To exercise the Broker’s warrants, the placement agents are required to pay 120% of the offering price of the private placement of $1.00 per share, or $1.20, to exercise their right to receive one share of common stock commencing one year from the close of the private placement and continuing for four years. The Company did not record an entry for the issuance of these warrants due to the fact that the exercise price of the warrant ($1.20) was greater than the fair value of the share of common stock ($1.00) at the issuance date and also these warrants were apart of the offering costs related to the private placement. The fair value of the common stock of $1.00 was used as that is what the price of the stock was in the private placement.

Mr. Stanton Ross

January 31, 2007

Exhibit 23.1, Consent of Independent Registered Public Accounting Firm

55.	Please reconcile the difference between the date of the audit report as stated in the consent with the date of the audit report included on page FB-l.

In response to the Staff’s comment, the Company has revised the disclosure on Exhibit 23.1 of Amendment No. 1 to the SB-2 accordingly to reflect the proper date of January 12, 2006.

Signatures

56.	Your controller or principal accounting officer is required to sign the registration statement. Please have one of these parties sign your registration statement. If one of the parties that signed this registration statement also serves as the controller or principal accounting officer, please revise the signature block to include this position.

In response to the Staff’s comment, the Company has revised the signature page to the SB-2 accordingly.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc:	Stan Ross

Jeffrey Bakalar